FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of May 2006.

Total number of pages: 4

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Strengthens Automotive Motor Production in China

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2006
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on May 30, 2006, in Kyoto, Japan

Nidec Strengthens Automotive Motor Production in China

Nidec Corporation announced today that Nidec Automobile Motor (Zhejiang) Corporation, one of its manufacturing subsidiaries based in “Pinghu Economic Development Zone,” Zhejiang, China, is now set to begin full production of motors for automotive applications including electric power steering systems.

Nidec Automobile Motor (Zhejiang) Corporation, in which Nidec Corporation owns a 70% stake and Nidec (Dalian) Limited holds the remainder, was established in February 2006 as the centerpiece of Nidec Group’s automotive motor business. With the start of full-scale operation, Nidec Automobile Motor (Zhejiang) Corporation takes over the automotive motor business currently undertaken by Nidec Shibaura (Zhejiang) Corporation, a wholly-owned subsidiary of Nidec Corporation, operating in the same Economic Development Zone.

Nidec Corporation anticipates greater demand for motors that activate electric power steering systems and other automotive applications in a range of new-generation automobiles, including hybrid cars, as the market continues to be oriented towards sophisticated driving systems that excel both in performance and mileage.

The Nidec Group plans to increase its annual sales of automotive motors and associated parts to 40-50 billion yen by fiscal 2008 and approximately 100 billion yen by fiscal 2012.

Outline of Nidec Automobile Motor (Zhejiang) Corporation

1.

Company name:

Nidec Automobile Motor (Zhejiang) Corporation

2.

Principal line of business

Manufacture of automotive motors

3.

Paid-in capital:

US$ 10 million

4.

Representatives:

Chairman	Kenji Sawamura
President	Akizumi Chimura
Director	Hideyuki Ishii

5.

Capital subscription:

Nidec Corporation       70%

Nidec (Dalian) Limited   30%

6.

Location:

Huanbei Second Road 1000# No.5 Hall, Pinghu Economic Development Zone,

Pinghu City, Zhejiang Prov. P.R.O.C.

7.

Established:

February 24, 2006

8.

Start of operation:

June 1, 2006

9.

Lot area:

Approx. 15,305 sq.m.

10.

Ground-floor area:

12,000 sq.m.

11.

Sales plan:

FY2006: Japanese Yen 5 billion

FY2007: Japanese Yen 8 billion

FY2008: Japanese Yen 12 billion

12.

Investment plan:

Japanese Yen 5 billion over the next three years

13.

Number of employees:

500 employees for the first year

(to be increased up to 1,500 according to the pace of scale expansion)

- ### -

4